Exhibit 99.1

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE AMERICAN: PLM

NEWS RELEASE	2018-01

PolyMet draft Permit to Mine released by Minnesota DNR
Joint public hearing announced for draft mine, air and water permits

St. Paul, Minn., January 5, 2018 – PolyMet Mining Corp., (“PolyMet” or the “company”) TSX: POM; NYSE AMERICAN: PLM – is pleased to announce that today the Minnesota Department of Natural Resources released its draft Permit to Mine. An approved permit would allow its wholly-owned subsidiary Poly Met Mining, Inc. (together “PolyMet” or the “company”) to construct and operate the NorthMet copper-nickel-precious metals mine under the DNR’s conditions.

In releasing the draft Permit to Mine for the PolyMet NorthMet Project, the DNR also announced that public hearings on the draft permit will be held February 7 and 8 in Aurora and Duluth, respectively.  Separately today, the Minnesota Pollution Control Agency announced that the February 7 and 8 events also will serve as public meetings on the draft air and water quality permits for the NorthMet mine with their respective conditions. The draft air and water permits, including related conditions, will be available from the PCA prior to the meetings. The state posts draft permits, their status and related information on www.polymet.mn.gov.

“We believe our mine design meets all necessary requirements to construct and operate the mine in compliance with state law under the published draft permit conditions,” said Jon Cherry, president and CEO. “Public comment on these conditions is the last step before DNR makes its final decision.”

The draft permit conditions detail monitoring, operating, reporting and inspection requirements during both the construction and operation of the mine.  The draft Permit to Mine also details the reclamation and closure plan, short- and long-term water management plan, wetland replacement plan, and the financial assurance conditions, including amounts required to construct and begin operation of the mine.

The public comment period will close on March 6, 2018, after which the agencies will consider comments before making its final permit decisions.

“After many years of hard work we look forward to the opportunity of opening the first copper-nickel-precious metals mine in Minnesota.  We recognize the significance of this opportunity and the responsibility we have to do it right,” Cherry said.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the former LTV Steel Mining Company site, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. The NorthMet Final Environmental Impact Statement was published in November 2015, preparing the way for decisions on permit applications. NorthMet is expected to require approximately two million hours of construction labor, create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
polymetcommunications@polymetmining.com

Investor Relations
Tony Gikas
Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.
PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.
Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended January 31, 2017, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three and nine months ended October 31, 2017.
The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.
The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.